
June 22, 2023

Dennis Higgs
Chief Executive Officer
Austin Gold Corp.
1021 West Hastings Street, 9th Floor
Vancouver, British Columbia, Canada V6E 0C3

>      **Re:  Austin Gold Corp.**
>           **Registration Statement on Form F-3**
>           **Filed June 14, 2023**
>           **File No. 333-272626**

Dear Dennis Higgs:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.


                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Energy & Transportation

cc:     Jason Brenkert, Esq.